EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Earnings from continuing operations before taxes	$281.7	$394.6	$453.7	$414.2	$223.2	$211.0
Add (Deduct):
Fixed charges	8.4	21.8	17.3	17.7	17.9	17.4
Undistributed earnings of less than 50% owned companies carried at equity	(0.2)	(0.2)	(3.6)	(2.4)	(2.0)	(1.1)

Earnings available for fixed charges	$289.9	$416.2	$467.4	$429.5	$239.1	$227.3

Fixed charges:
Interest, including amounts capitalized(1)	$5.9	$16.9	$12.2	$12.7	$12.5	$12.6
Proportion of rent expense deemed to represent interest factor	2.5	4.9	5.1	5.0	5.4	4.8

Fixed charges	$8.4	$21.8	$17.3	$17.7	$17.9	$17.4

Ratio of earnings to fixed charges	34.51	19.09	27.02	24.27	13.36	13.06

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.